File No. 812-

Before the

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

NF INVESTMENT CORP.

CARLYLE GMS FINANCE, INC.

CARLYLE GMS INVESTMENT MANAGEMENT L.L.C.

APPLICATION FOR AN ORDER UNDER

SECTIONS 17(d), 57(a)(4), and 57(i) OF THE INVESTMENT COMPANY ACT OF

1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY

SECTIONS 17(d), 57(a)(4), and 57(i) OF THE INVESTMENT COMPANY ACT OF

1940 AND RULE 17d-1

Please direct all communications,	Copies to:
notices and orders to:

Ian J. Sandler	William G. Farrar
Chief Operating Officer and	Sullivan & Cromwell LLP
General Counsel	125 Broad Street
Carlyle GMS Finance, Inc.	New York, NY 10004
520 Madison Avenue, 38th Floor	(212) 558-4000
New York, NY 10022	(212) 558-1600 (fax)
(212) 813-4895

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the matter of: NF INVESTMENT CORP. CARLYLE GMS FINANCE, INC. CARLYLE GMS INVESTMENT MANAGEMENT L.L.C. 520 Madison Avenue, 38th Floor New York, NY 10022	Application for an Order under Sections 17(d), 57(a)(4), and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 Permitting Certain Joint Transactions Otherwise Prohibited by Sections 17(d), 57(a)(4), and 57(i) of the Investment Company Act of 1940 and Rule 17d-1.

I.	Summary of Application

Carlyle GMS Finance, Inc. (“CGMSF”), NF Investment Corp. (“NFIC” and together with CGMSF, the “Funds”), Carlyle GMS Investment Management L.L.C. (“CGMSIM”) on behalf of itself and its successors,1 and any Closed-End Fund (as defined below) (collectively with the Funds and CGMSIM, the “Applicants”) hereby seek an order from the Securities and Exchange Commission (the “Commission”) under Sections 17(d), 57(a)(4), and 57(i) of the Investment Company Act of 1940 (the “1940 Act”) and Rule 17d-1 under the 1940 Act to the extent necessary to permit two or more of CGMSF, NFIC, and each Closed-End Fund,2 to (a) co-invest with each other in securities issued by issuers in private placement transactions3 or loans made to issuers in which CGMSIM negotiates terms in addition to price (“Private Placement Securities”), and (b) make additional investments in securities or loans of such issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers (“Follow-On Investments”). “Co-Investment Transaction” means any transaction in which an Investor (as defined below) participated together with one or more other Investors in reliance on the requested order (“Order”).4 “Potential Co-Investment Transaction” means any investment opportunity in which an Investor could not participate together with one or more other Investors without obtaining and relying on the Order.

[1]	The term “successor” as applied to CGMSIM means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.
[2]	All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.
[3]	The term “private placement transactions” means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933, as amended (the “1933 Act”).
[4]	No Non-Interested Director of an Investor (as defined below) will have a financial interest in any Co-Investment Transaction other than indirectly through share ownership in one of the Investors.

II.	Background

CGMSF is a Maryland corporation that was organized on February 8, 2012 and intends to commence operations in the second quarter of 2013. As of December 31, 2012, CGMSF had net assets of approximately $2,000.00. In connection with its intention to elect to be regulated as a business development company (a “BDC”) under Section 54(a) of the 1940 Act, CGMSF filed a Form N-6F under the 1940 Act and also filed a registration statement on Form 10 under the Securities Exchange Act of 1934, as amended (the “1934 Act”). Following the effectiveness of that registration statement under the 1934 Act, CGMSF elected BDC status and became subject to the periodic reporting requirements of the 1934 Act.

CGMSF may conduct an initial public offering pursuant to the 1933 Act of its shares of common stock (an “IPO”) in the future when market conditions permit. Unless it conducts an IPO, CGMSF will raise capital through private offerings in reliance on the exemption from the registration requirements under the Securities Act set forth under section 4(2) thereof. CGMSF will enter into subscription agreements with several investors providing for the private placement of CGMSF’s common stock. Under the terms of the subscription agreements, investors will commit to invest a specified amount of capital for which they are required to fund drawdowns to purchase shares of CGMSF’s common stock up to the amount of their respective capital commitments on an as-needed basis, with a minimum of 10 business days’ prior notice. The initial closing under this private offering occurred on May 2, 2013.

CGMSF’s Objectives and Strategies (as defined below) are to generate current income and capital appreciation primarily through debt investments in U.S. middle market companies with approximately $10 million to $100 million of earnings before interest, taxes, depreciation and amortization (“EBITDA”). CGMSF will seek to achieve its investment objective by investing primarily in first lien senior secured5 and unitranche6 loans to private U.S. middle market companies that are, in many cases, controlled by private equity investment firms (“Middle Market Senior Loans”). Depending on market conditions, CGMSF expects that between 70% and 80% of the value of its assets (including the amount of any borrowings for investment purposes) will be invested in Middle Market Senior Loans, with the balance invested in higher-yielding investments, which may include middle market junior loans such as corporate mezzanine loans, equity co-investments, broadly syndicated first lien senior secured loans and second lien loans, high-yield bonds, structured products and/or other opportunistic investments (“Opportunistic Investments”). The Middle Market Senior Loans will, if rated, generally be rated below investment grade. CGMSF may invest up to 30% of its portfolio opportunistically in “non-qualifying assets” for purposes of Section 55 of the 1940 Act.

[5]	First lien senior secured loans typically pay interest at rates that are determined periodically on the basis of a floating base lending rate, primarily the London-Interbank Offered Rate plus a premium.
[6]	“Unitranche” loans are those that typically have a first lien on all assets of the borrower but provide leverage levels comparable to a combination of first lien and second lien or subordinated loans.

NFIC is a Maryland corporation that was organized on November 1, 2012, and intends to commence operations in the third quarter of 2013. As of December 31, 2012, NFIC had net assets of approximately $2,000.00. In connection with its intention to elect to be regulated as a BDC under Section 54(a) of the 1940 Act, NFIC has filed Form N-6F under the 1940 Act and has also filed a registration statement on Form 10 under the 1934 Act. Following the effectiveness of that registration statement under the 1934 Act, NFIC will elect BDC status and become subject to the periodic reporting requirements of the 1934 Act. At present, there is no intent to list NFIC’s shares on any exchange.

Like those of CGMSF, NFIC’s Objectives and Strategies are to generate current income and capital appreciation primarily through debt investments in U.S. middle market companies with approximately $10 million to $100 million of EBITDA, with investments in Middle Market Senior Loans. NFIC does not intend to allocate any of its assets to investments in Opportunistic Investments. To the extent that there is an investment that falls within the Objectives and Strategies of NFIC, NFIC intends to co-invest with CGMSF. “Objectives and Strategies” means an Investor’s investment objectives and strategies, as described in the Investor’s registration statement on Form 10, other filings made with the Commission by the Investor under the Exchange Act, any registration statements filed by the Investor with the Commission under the Securities Act of 1933, as amended, and the Investor’s reports to stockholders.

CGMSIM, an investment adviser registered with the Commission under the Investment Advisers Act of 1940 (“Advisers Act”), serves as investment adviser to each Fund and is responsible for sourcing potential investments, conducting research and due diligence on prospective investments and equity sponsors, analyzing investment opportunities, structuring the Funds’ investments and monitoring the Funds’ investments and portfolio companies on an ongoing basis. CGMSIM is a corporation formed and existing under the laws of the State of Delaware.7 CGMSIM is a wholly owned subsidiary of The Carlyle Group L.P. (“Carlyle”). The Investment Committee includes Michael J. Petrick, Chairman of the Investment Committee, Managing Director of Carlyle, Head of Global Market Strategies (“GMS”) and Chairman of CGMSF and NFIC, Kenneth J. Kencel, Managing Director of Carlyle and President and Director of CGMSF and NFIC, George F. Kurteson, Managing Director of Carlyle, Durant D. Schwimmer, Managing Director of Carlyle, Christopher B. Cox, Principal of Carlyle, Linda Pace, Managing Director of Carlyle and Head of U.S. Structured Credit for GMS, and Prabu Davamanirajan, Managing Director of Carlyle and Chief Risk Officer of GMS. “Investment Committee” refers to the investment committee at CGMSIM that is responsible for reviewing and approving CGMSF’s and NFIC’s investments.

The CGMSIM team managing CGMSF’s investments will comprise a majority of the investment team made available to Churchill Financial LLC (“Churchill Financial Investment Team”), along with investment professionals from the broader GMS platform (“CGMSIM Investment Team”). Churchill Financial LLC is a leading provider of senior debt financing to middle market companies predominately through Churchill Financial Cayman Ltd., a $1.4 billion

[7]	As of the date hereof, CGMSIM has not yet executed an investment advisory agreement with NFIC, but it intends to do so on the terms stated herein.

middle market collateralized loan obligation vehicle, as of December 31, 2012.8 CGMSIM has entered into a personnel agreement with The Carlyle Group Employee Co., L.L.C. (“Carlyle Employee Co.”) pursuant to which Carlyle Employee Co. will provide CGMSIM with access to the investment professionals that will comprise the CGMSIM Investment Team. The Churchill Financial Investment Team together with the designated GMS investment professionals will be responsible for sourcing and managing CGMSF’s and NFIC’s Middle Market Senior Loans portfolios, as well as CGMSF’s middle market Opportunistic Investments comprised of junior capital investments (such as mezzanine, second lien loans and equity co-investments).9

For the services provided to CGMSF by CGMSIM pursuant to an advisory agreement with CGMSF, CGMSF pays a base management fee and an incentive based fee, the latter of which has two components. CGMSF pays CGMSIM a base management fee at an annual rate of 1.50% of gross assets,10 including assets acquired through the incurrence of debt and excluding cash and cash-equivalents.11 CGMSIM will not receive any fees on capital commitments not yet invested. Pursuant to its advisory agreement with CGMSIM, NFIC pays a management fee at an annual rate of 0.25% of its gross assets but will not pay any incentive fee to CGMSIM.

[8]	On November 18, 2011, Churchill Financial LLC and its primary asset, the collateral management contract of Churchill Financial Cayman Ltd., were acquired by Carlyle.
[9]	In addition to sourcing and managing CGMSF’s and NFIC’s Middle Market Senior Loans, the Churchill Financial Investment Team will continue to source investments for Churchill Financial LLC in its capacity as the collateral manager for Churchill Financial Cayman Ltd. until the end of its reinvestment period on July 10, 2014.
[10]	Prior to a Qualified IPO (as defined below), the base management fee for CGMSF will be calculated based on its average daily gross assets during the most recently completed fiscal quarter, and will be appropriately adjusted for any share issuances. Base management fees for any partial quarter will be pro-rated. Following a Qualified IPO, the base management fee for CGMSF will be calculated based on the average value of its gross assets at the end of the two most recently completed fiscal quarters, except for the first quarter following a Qualified IPO, in which case the base management fee will be calculated based on its gross assets as of the end of such fiscal quarter. In each case, the base management fee will be appropriately adjusted for any share issuances or repurchases during such fiscal quarter, and the base management fees for any partial month or quarter will be pro-rated.
[11]	Prior to the completion of an initial public offering of CGMSF’s common stock that results in an unaffiliated public market float of at least 15% of the aggregate capital commitments received prior to the date of such initial public offering (a “Qualified IPO”), CGMSIM will waive its right to receive one-third (0.50%) of the management fee. The fee waiver will terminate if and when a Qualified IPO has been consummated.

CGMSF also pays a two-part incentive fee: (i) an income-based incentive fee and (ii) a capital gains-based incentive fee.12 The income-based incentive fee rewards CGMSIM if CGMSF’s quarterly pre-incentive fee net investment income13 exceeds the hurdle rate14 and is paid as follows:

•	no incentive fee based on pre-incentive fee net investment income in any calendar quarter in which CGMSF’s pre-incentive fee net investment income does not exceed the hurdle of 1.50% (6% annualized);

•

100% of CGMSF’s pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle but is less than 1.875% in any calendar quarter (7.50% annualized); and

•	20% of the amount of CGMSF’s pre-incentive fee net investment income, if any, that exceeds 1.875% in any calendar quarter (7.50% annualized).

The capital gains-based incentive fee, determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory agreement, as of the termination date), equals 20% of CGMSF’s realized capital gains, if any, on a cumulative basis from inception through the date of determination, computed net of all realized capital losses on a cumulative basis and unrealized capital depreciation, less the aggregate amount of any previously paid capital gain incentive fees; provided that the incentive fee determined at the end of the first calendar year of operations may be calculated for a period of shorter than twelve calendar months to take into account any realized capital gains computed net of all realized capital losses on a cumulative basis and unrealized capital depreciation.

[12]	CGMSF will defer payment of any incentive fee otherwise earned by CGMSIM if, during the most recent four full calendar quarter period (or, if less, the number of full calendar quarters completed since CGMSF’s initial drawdown of capital from stockholders) ending on or prior to the date such payment is to be made, the sum of (a) the aggregate distributions to CGMSF’s stockholders and (b) the change in net assets (defined as gross assets less indebtedness and before taking into account any incentive fees payable during the period) is less than 6.0% of CGMSF’s net assets (defined as gross assets less indebtedness) at the beginning of such period, provided, that such percentage will be appropriately prorated during the four full calendar quarters immediately following CGMSF’s initial drawdown of capital from stockholders. These calculations will be adjusted for any share issuances or repurchases. Any deferred incentive fees will be carried over for payment in subsequent calculation periods
[13]	Pre-incentive fee net investment income means interest income, dividend income and any other income (including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees or other fees that CGMSF receives from portfolio companies) accrued during the calendar quarter, minus CGMSF’s operating expenses accrued for the quarter (including the base management fee, expenses payable under CGMSF’s administration agreement, and any interest expense or fees on any credit facilities or outstanding debt and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income does not include, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with pay-in-kind interest and zero coupon securities), accrued income that CGMSF has not yet received in cash. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation.
[14]	Prior to any Qualified IPO, pre-incentive fee net investment income, expressed as a rate of return on the average daily Hurdle Calculation Value (as defined below) throughout the immediately preceding calendar quarter, will be compared to a “hurdle rate” of 1.50% per quarter (6% annualized). “Hurdle Calculation Value” means, on any given day, the sum of (x) the value of CGMSF’s net assets as of the end of the calendar quarter immediately preceding such day plus (y) the aggregate amount of capital drawn from investors (or reinvested in CGMSF pursuant to CGMSF’s dividend reinvestment plan) from the beginning of the current quarter to such day minus (z) the aggregate amount of distributions (including share repurchases) made by CGMSF from the beginning of the current quarter to such day (but only to the extent such distributions were not declared and accounted for on CGMSF’s books and records in a previous quarter).

Following a Qualified IPO that may occur, pre-incentive fee net investment income, expressed as a rate of return on the value of CGMSF’s net assets at the end of the immediately preceding calendar quarter, will be compared to a “hurdle rate” of 1.50% per quarter (6% annualized).

Each Fund invests its assets so as to qualify for U.S. federal income tax treatment as a regulated investment company. Under current applicable income tax regulations, this will require, among other things, that at the end of each quarter, subject to certain exceptions, no more than 25% of the value of each Fund’s consolidated gross assets be invested in the securities of any single issuer or affiliated issuers and no more than 50% of the value of each Fund’s consolidated gross assets be invested in the securities of issuers representing in the case of any single issuer more than 5% of the Fund’s consolidated gross assets or more than 10% of that issuer’s voting securities.

The board of directors of CGMSF (the “CGMSF Board”) is comprised of seven directors, four of whom are not “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act (any such directors, “Non-Interested Directors”) of CGMSF, and the board of directors of NFIC (the “NFIC Board” together with the CGMSF Board, the “Funds’ Boards”) is comprised of five directors, three of whom are Non-Interested Directors of NFIC.

Members of the CGMSF Board

Michael J. Petrick

Kenneth J. Kencel

Eliot P.S. Merrill

Nigel D.T. Andrews (Non-Interested Director)

William P. Hendry (Non-Interested Director)

Michael L. Rankowitz (Non-Interested Director)

John G. Nestor (Non-Interested Director)

Members of the NFIC Board

Michael J. Petrick

Kenneth J. Kencel

William P. Hendry (Non-Interested Director)

Michael L. Rankowitz (Non-Interested Director)

John G. Nestor (Non-Interested Director)

From time to time, CGMSIM, or an entity controlling, controlled by, or under common control with CGMSIM, may serve as investment adviser or sub-adviser to other closed-end management investment companies that have elected to be regulated as a BDC or other registered or unregistered closed-end management investment companies (each a “Closed-End Fund”) that will engage in investment activities similar to those engaged in by CGMSF and NFIC. Companies sub-advised by CGMSIM or an entity controlling, controlled by, or under common control with CGMSIM are included in the term “Closed-End Fund” only if the sub-adviser controls the Closed-End Fund.

III.	Order Requested

The Applicants respectfully request an order (the “Order”) of the Commission under Sections 17(d), 57(a)(4), and 57(i) under the 1940 Act, and Rule 17d-1 under the 1940 Act to permit, subject to the Conditions (as defined below), CGMSF, NFIC, and each Closed-End Fund (each of CGMSF, NFIC and the Closed-End Funds an “Investor,” and collectively the “Investors”) to be able to participate in Co-Investment Transactions together.

The Investors seek relief to invest in Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by Sections 17(d) and 54(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act. This Application seeks relief in order to (i) enable the Investors to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the grant of relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Investors to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A.	Section 17(d) and Section 57(a)(4)

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Similarly, with regard to BDCs, Section 57(a)(4) prohibits certain persons specified in Section 54(b) of the 1940 Act from participating in a joint transaction with the BDC, or a company controlled by the BDC in contravention of rules as prescribed by the Commission. In particular Section 57(a)(4) applies to:

•

Any director, officer, employee, or member of an advisory board of a BDC; or any person (other than the BDC itself) who is an affiliated person of the foregoing pursuant to section 2(a)(3)(C) of the 1940 Act; or

•

Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC;[15] or any person who is an affiliated person of any of the foregoing within the meaning of section 2(a)(3)(C) or (D) of the 1940 Act.

[15]	Excluded from this category are the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not otherwise be under common control with the BDC.

Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9), a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser controls the fund that it advises, absent compelling evidence to the contrary.16 CGMSIM is the investment adviser to each Fund, and CGMSIM, or an entity controlling, controlled by, or under common control with CGMSIM, will be an investment adviser or sub-adviser to each of the Closed-End Funds.17 The Investors may be deemed to be under common control and thus be affiliated persons of each other under Section 2(a)(3)(C) of the 1940 Act. As a result, these relationships might cause each Investor participating in Co-Investment Transactions to be subject to Sections 17(d) or 54(a)(4), and thus subject to the provisions of Rule 17d-1.

B.	Rule 17d-1

Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i). Section 57(i) of the 1940 Act provides that until the Commission prescribes rules under section 57(a)(4), the Commission’s rules under Section 17(d) of the 1940 Act applicable to registered closed-end investment companies will be deemed to apply. Because the Commission has not adopted any rules under Section 57(a)(4), Rule 17d-1 applies.

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint

[16]	See, e.g., In re Investment Company Mergers, SEC Rel. No. IC-25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) (“[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser’s role is simply that of advising others who may or may not elect to be guided by his advice…can the adviser realistically be deemed not in control.”). Depending on the nature of CGMSIM’s advisory or sub-advisory role with a Closed-End Fund, it could be deemed to control the Closed-End Fund pursuant to the theory enunciated in Steadman, which would necessitate the requested relief.
[17]

Section 2(a)(20) of the 1940 Act defines “investment adviser” to an investment company to encompass both top-level investment advisers and sub-advisers to a fund. As a result, CGMSIM would be deemed under the 1940 Act to be an investment adviser of each Closed-End Fund, even if it were acting solely as a sub-adviser.

arrangement under scrutiny is consistent with provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, and upon which Section 54(a)(4) was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching. See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq. The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d) . . . is to prevent . . . injuring the interest of stockholders of registered investment companies by causing the company to participate on a ‘basis different from or less advantageous than that of such other participant.’” Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969). Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under section 17 of the [1940] Act, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.” H. Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

Applicants believe that the terms and conditions of the application would ensure that the conflicts of interest that Section 17(d) and Section 54(a)(4) were designed to prevent would be addressed and the standards for an order under Rule 17d-1 met.

C.	Protection Provided by the Proposed Conditions

Applicants believe that the proposed conditions, discussed more fully in Section III.D of this Application (the “Conditions”), will ensure the protection of shareholders of the Investors and compliance with the purposes and policies of the 1940 Act with respect to the Co-Investment Transactions. In particular, the Conditions, as outlined below, would ensure that each Investor would only invest in investments that are appropriate to the interests of shareholders and the investment needs and abilities of that Investor. In addition, each Investor would be able to invest on equal footing with each other Investor, including identical terms, conditions, price, class of securities purchased, settlement date, and registration rights. Each Investor would have the ability to engage in Follow-On Investments in a fair manner consistent with the protections of the other conditions. Each Investor would have the ability to participate on a proportionate basis, at the same price and on the same terms and conditions in any sale of a security purchased in a Co-Investment Transaction. Fees and expenses of Co-Investment Transactions would be borne by CGMSIM or shared pro rata among the Investors who participate in the Co-Investment Transactions. The Conditions would also prevent an Investor from investing in any current investments of an affiliated person, which eliminates the possibility of an Investor being forced to invest in a manner that would benefit an affiliated person’s existing investment. Also, sufficient records of the transactions would be maintained to permit the examination staff of the Commission to monitor compliance with the terms of the requested Order.

The Conditions impose a variety of duties on CGMSIM with respect to Co-Investment Transactions and Potential Co-Investment Transactions by the Investors. These duties include determinations regarding investment appropriateness, the appropriate level of investment, and the provision of information to the board of directors of any Investor. In addition, when considering Potential Co-Investment Transactions for any Investor, CGMSIM will consider only the Objectives and Strategies, investment policies, investment positions, capital available for investment, and other pertinent factors applicable to that Investor. CGMSIM undertakes to perform these duties consistently for the Investors regardless of whether CGMSIM serves as investment adviser or sub-adviser to these entities.

In sum, the Applicants believe that the proposed Conditions would ensure that each Investor that participated in a Co-Investment Transaction would not participate on a basis different from, or less advantageous than, that of other participants. As a result, Applicants believe that the participation of the Investors in Co-Investment Transactions done in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the 1940 Act and would be done in a manner that was not different from, or less advantageous than, the other participants.

D.	Proposed Conditions

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1. Each time CGMSIM considers a Potential Co-Investment Transaction for an Investor that falls within an Investor’s then-current Objectives and Strategies, CGMSIM will make an independent determination of the appropriateness of the investment for the Investor in light of the Investor’s then-current circumstances.

2. (a) If CGMSIM deems an Investor’s participation in any Potential Co-Investment Transaction to be appropriate for the Investor, it will then determine an appropriate level of investment for the Investor.

(b) If the aggregate amount recommended by CGMSIM to be invested in the Potential Co-investment Transaction by the Investors, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each party will be allocated among them pro rata based on the sum of each party’s total assets plus remaining capital commitments, up to the amount proposed to be invested by each. CGMSIM will provide the directors who are eligible to vote under Section 57(o) of the Act (the “Eligible Directors”) of each participating Investor with information concerning the sum of each participating Investor’s total assets plus remaining capital commitments to assist the Eligible Directors with their review of the Investor’s investments for compliance with these allocation procedures.

(c) After making the determinations required in conditions 1 and 2(a), CGMSIM will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each Investor) to the

Eligible Directors of each participating Investor for their consideration. An Investor will co-invest with another Investor only if, prior to participating in the Potential Co-Investment Transaction, a “required majority,” as defined in Section 57(o) of the Act (“Required Majority”) concludes that:

(i) the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Investor and its shareholders and do not involve overreaching in respect of the Investor or its shareholders on the part of any person concerned;

(ii) the transaction is consistent with:

(A)	the interests of the shareholders of the Investor; and

(B)	the Investor’s then-current Objectives and Strategies;

(iii) the investment by other Investors would not disadvantage the Investor, and participation by the Investor would not be on a basis different from or less advantageous than that of other Investors; provided that if any other Investor, but not the Investor itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event will not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

(A)	the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B)	CGMSIM agrees to, and does, provide, periodic reports to the Investor’s board of directors with respect to the actions of the director or the information received by the board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)

any fees or other compensation that any Investor or any affiliated person of any Investor receives in connection with the right of the Investor to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Investors in accordance with the amount of each party’s investment; and

(iv) the proposed investment by the Investor will not benefit CGMSIM or the other Investors or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 12, (B) to the extent permitted by section 17(e) or 57(k) of the Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3. Each Investor has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. CGMSIM will present to the board of directors of each Investor, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Investors during the preceding quarter that fell within the Investor’s then-current Objectives and Strategies that were not made available to the Investor, and an explanation of why the investment opportunities were not offered to the Investor. All information presented to the board of directors pursuant to this condition will be kept for the life of the Investor and at least two years thereafter, and it will be subject to examination by the Commission and its staff.

5. Except for Follow-On Investments made in accordance with condition 8, an Investor will not invest in reliance on the Order in any issuer in which another Investor or any affiliated person of such Investor is an existing investor.

6. An Investor will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Investor. The grant to another Investor, but not the Investor, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7. (a) If any Investor elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, CGMSIM will:

(i) notify each Investor that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii) formulate a recommendation as to participation by each Investor in the disposition.

(b) Each Investor will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to any other Investor.

(c) An Investor may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Investor in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the board of directors of the Investor has approved as being in the best interests of the Investor the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this application); and (iii) the board of directors of the Investor is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, CGMSIM will provide its written recommendation as to the Investor’s participation to the Eligible Directors, and the Investor will participate in such disposition solely to the extent that a Required Majority determines that it is in the Investor’s best interests.

(d) Each Investor will bear its own expenses in connection with any such disposition.

8. (a) If any Investor desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, CGMSIM will:

(i) notify each Investor that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii) formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Investor.

(b) An Investor may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Investor in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the board of directors of the Investor has approved as being in the best interests of the Investor the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this application). In all other cases, CGMSIM will provide its written recommendation as to the Investor’s participation to the Eligible Directors, and the Investor will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Investor’s best interests.

(c) If, with respect to any Follow-On Investment:

(i) the amount of the opportunity is not based on the Investors’ outstanding investments immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by CGMSIM to be invested by each Investor in the Follow-On Investment exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on the sum of each party’s total assets plus remaining capital commitments, up to the amount proposed to be invested by each.

(d) The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this application.

9. The Non-Interested Directors of each Investor will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Investors that the Investor considered but declined to participate in, so that the Non-Interested Directors of each Investor may determine whether all investments made during the preceding quarter, including those investments that the Investor considered but declined to participate in, comply with the conditions of the Order. In addition, the Non-Interested Directors of each Investor will consider at least annually the continued appropriateness for the Investor of participating in new and existing Co-Investment Transactions.

10. Each Investor will maintain the records required by section 57(f)(3) of the 1940 Act as if each of the investments permitted under these conditions were approved by the Required Majority under section 57(f).

11. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by CGMSIM under its investment advisory agreements with the Investors, be shared by the Investors in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

12. Any transaction fee (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e) or 57(k) of the 1940 Act, as applicable) received in connection with a Co-Investment Transaction will be distributed to the participating Investors on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by CGMSIM pending consummation of the transaction, the fee will be deposited into an account maintained by CGMSIM at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Investors based on the amounts they invest in such Co-Investment Transaction. None of CGMSIM or any affiliated person of the Investors will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Investors, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C) and (b) in the case of CGMSIM, investment advisory fees paid in accordance with the agreements between CGMSIM and the Investors).

IV.	Statement in Support of Relief Requested

Applicants submit that allowing the Co-investment Transactions described by this Application is justified on the basis of (i) the lack of change in the manner in which the Funds will be managed, (ii) the potential benefits to the Investors and the shareholders thereof and (iii) the protections found in the terms and conditions set forth in this Application.

A.	No Change in the Management of the Investors

Upon the issuance of the requested Order, CGMSIM will manage the Funds in the same manner that each was managed prior to the issuance of the Order. However, rather than making separate investments, each Investor would be able to participate in a Co-Investment Transaction subject to the conditions described herein.

In selecting investments for an Investor, CGMSIM will only consider the Objectives and Strategies, investment policies, investment positions, capital available for investment, and other pertinent factors applicable to that Investor. However, as each Fund has substantially similar investment objectives and investment policies with regard to Middle Market Senior Loans, it is anticipated that any Middle Market Senior Loans to a portfolio company that are an appropriate investment for one Fund will be an appropriate investment for the other Fund, with certain exceptions based on available capital or diversification.

As a result, Co-investment Transactions in Middle Market Senior Loans that meet the eligibility criteria of both Funds and other Investors would be the norm, rather than the exception. While co-investment would be the norm, each transaction and the proposed allocation of each investment opportunity would be approved prior to the actual investment by the Required Majority.

All subsequent activity (i.e., exits or Follow-On Investments) in a Co-Investment Transaction will be made pursuant to the conditions contained in this Application. The Conditions require that the terms, conditions, price, class of securities, settlement date, and registration rights applicable to an Investor’s purchase be the same as those applicable to any other Investor’s purchase.

B.	Potential Benefits

In the absence of the relief sought hereby, in some circumstances the Investors would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d), Section 54(a)(4) and Rule 17d-1 of the 1940 Act should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.

Each Investor and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board of each Fund, including the Non-Interested Directors of such Fund, has determined that it is in the best interests of the Fund to participate in Co-Investment Transactions because, among other matters: (i) the Fund will be able to participate in a larger number and greater variety of transactions; (ii) the Fund will be able to participate in larger transactions; (iii) the Fund will be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Investors; (iv) the Fund and any other Investors participating in the proposed investment will have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Fund will be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the general terms and conditions of the proposed Order are fair to the Investors and their shareholders.18 The Board of each Fund, including the Non-Interested Directors of such Fund, also has determined that it is in the best interests of the Fund and its shareholders to obtain the Order at the earliest possible time and instructed the officers of the Fund, CGMSIM and counsel to use all appropriate efforts to accomplish such goal. For these reasons, the Board of each Fund has determined that is proper and desirable for each Fund to participate in Co-Investment Transactions with other Investors.

C.	Protective Representations and Conditions

The terms and conditions set forth in this application ensure that the proposed Co-Investment Transactions are consistent with the protection of each Investor’s shareholders and with the purposes intended by the policies and provisions of the 1940 Act. Specifically, the Conditions incorporate the following critical protections: (i) in each Co-Investment Transaction, all Investors participating in the Co-Investment Transactions will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Investor must approve various investment decisions with respect to such Investor in accordance with the Conditions; and (iii) the Investors are required to retain and maintain certain records.

Other than pro rata dispositions and Follow-On Investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), CGMSIM will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Directors, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the participating Investor. With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, an Investor may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among

[18]	It is anticipated that the board of directors of each Closed-End Fund will make similar findings before engaging in a Co-Investment Transaction in reliance on the requested order.

other things: (i) the proposed participation of each Investor in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the board of directors of the Investor has approved that Investor’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Investor. If the board does not so approve, any such disposition or Follow-On Investment will be submitted to the Investor’s Eligible Directors. The board of any Investor may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

Applicants believe that participation by the Investors in pro rata dispositions and Follow-On Investments, as provided in conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

V.	Precedents

The Commission previously has issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to co-invest in Private Placement Securities. See H&Q Health Care Investors, Rel. No. IC-28426 (Sept. 30, 2008) (notice), Rel. No. IC- 28472 (Oct. 28, 2008) (order); Ridgewood Capital Energy Growth Fund, LLC, et al. Rel. No. IC-28931 (Sep. 25, 2009) (notice), Rel. No. IC-28982 (Oct. 21, 2009) (order); also recent co-investing orders Special Value Opportunities Fund, LLC, Rel. No. IC-27287 (Apr. 11, 2006) (notice), Rel. No. IC-27316 (May 9, 2006) (order); Gladstone Capital Corp., Rel. No. IC-30129 (June 26, 2012) (notice), Rel. No. IC-30154 (July 26, 2012) (order).

VI.	Procedural Matters

Pursuant to Rule 0-2(f) under the 1940 Act, each Applicant states that its address is as indicated below:

Ian J. Sandler

Chief Operating Officer and General Counsel

Carlyle GMS Finance, Inc.

520 Madison Avenue, 38th Floor

New York, New York 10022

(212) 813-4895

Applicants further state that all written or oral communications concerning this Application should be directed to:

William G. Farrar

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

(212) 558-1600 (fax)

Applicants desire that the Commission issue an Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

Pursuant to Rule 0-2 under the 1940 Act, each person executing the Application on behalf of CGMSF, NFIC, or CGMSIM says that he has duly executed the Application for and on behalf of CGMSF, NFIC, or CGMSIM; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each deponent to execute and file the Application have been taken.

The verifications required by Rule 0-2(d) and the authorizations required by Rule 0-2(c) under the 1940 Act are attached hereto as Exhibits A and B.

Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

VII.	Request for Order of Exemption

For the foregoing reasons, Applicants request that the Commission enter an Order under Sections 17(d), 57(a)(4), and 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act granting Applicants the relief sought by the Application. Applicants submit that the requested exemption is consistent with the protection of investors.

Dated: May 29, 2013

CARLYLE GMS FINANCE, INC., NF INVESTMENT CORP.

By:	/s/ Ian J. Sandler
Name: Ian J. Sandler
Title: Chief Operating Officer and General Counsel

CARLYLE GMS INVESTMENT MANAGEMENT L.L.C.

By:	/s/ Ian J. Sandler
Name: Ian J. Sandler
Title: Chief Legal Officer

Exhibit A

Verification of Statement of Facts and Application

pursuant to Rule 17d-1 under the

Investment Company Act of 1940

for an Order of the Commission

The undersigned states that he has duly executed the attached Application for an order under Sections 17(d), 57(a)(4), and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940, dated May 29, 2013 for and on behalf of Carlyle GMS Finance, Inc., Carlyle GMS Investment Management L.L.C. and NF Investment Corp.; and that all actions by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further says that he is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

CARLYLE GMS FINANCE, INC., NF INVESTMENT CORP.

By:	/s/ Ian J. Sandler
Name: Ian J. Sandler
Title: Chief Operating Officer and General Counsel

CARLYLE GMS INVESTMENT MANAGEMENT L.L.C.

By:	/s/ Ian J. Sandler
Name: Ian J. Sandler
Title: Chief Legal Officer

EXHIBIT B

Authorization for

Carlyle GMS Finance, Inc.

Carlyle GMS Investment Management L.L.C.

NF Investment Corp.

The undersigned hereby certifies that he is the Chief Operating Officer and General Counsel of each of Carlyle GMS Finance, Inc. and NF Investment Corp., and the Chief Legal Officer of Carlyle GMS Investment Management L.L.C., (each an “Applicant” and collectively the “Applicants”); that with respect to the attached Application (the “Application”) for exemption from certain provisions of the Investment Company Act of 1940, as amended, all actions necessary to authorize the execution and filing of the Application under the respective certificate of incorporation or limited liability company agreement, and by-laws of the Applicant have been taken and the person filing the Application on behalf of the Applicants is fully authorized to do so; and that the board of directors of each of Carlyle GMS Finance, Inc. and NF Investment Corp., and the sole member in the case of Carlyle GMS Investment Management L.L.C., have adopted the following resolutions pursuant to unanimous written consents on, in the case of Carlyle GMS Finance, Inc. and NF Investment Corp., January 17, 2013, and, in the case of Carlyle GMS Investment Management L.L.C, January 18, 2013:

RESOLVED, that any officer of the Company be, and each hereby is, authorized to prepare, or to cause to be prepared, executed and filed with the Securities and Exchange Commission an application or applications and any exhibits and amendments thereto (the “Application”) for the Company and other investment companies pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), or pursuant to Rule 17d-1 under the 1940 Act, for an order or orders under the 1940 Act granting an exemption from the joint transaction prohibitions of Section 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act, so as to permit joint investments between the Company and certain affiliated persons; and it is

FURTHER RESOLVED, that any officer of the Company be, and each hereby is, authorized to take such other action, and to make such representations on behalf of the Company, in any matters related to the Application or any amendment thereof as they or any of them may approve as necessary or desirable; and it is

FURTHER RESOLVED, that any officer of the Company be, and each of them acting singly hereby is, authorized to execute and cause to be filed the Application and to take such further actions and execute and file such further amendments or other documents as may be necessary, desirable, or appropriate to the implementation and performance of the preceding resolutions and the matters contemplated therein, the officer’s execution thereof to be conclusive evidence of such approval.

CARLYLE GMS FINANCE, INC.,
NF INVESTMENT CORP.

By:	/s/ Ian J. Sandler
Name: Ian J. Sandler
Title: Chief Operating Officer and General Counsel

CARLYLE GMS INVESTMENT MANAGEMENT L.L.C.

By:	/s/ Ian J. Sandler
Name: Ian J. Sandler
Title: Chief Legal Officer